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Exhibit (a)(2)(A)

5005 Wateridge Vista Drive
San Diego, California 92121-1761

February 13, 2014

Dear Stockholder:

        On behalf of the Board of Directors of Accelrys, Inc. (the "Company"), I am pleased to inform you that on January 30, 2014, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Dassault Systemes Americas Corp., a Delaware corporation ("DSAC") and a wholly owned indirect subsidiary of Dassault Systèmes SA, a French corporation with limited liability, and 3DS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of DSAC ("Purchaser"). Pursuant to the terms of the Merger Agreement, Purchaser commenced a tender offer on February 13, 2014 to purchase all of the outstanding shares of the Company's common stock, par value $0.0001 per share (the "Shares"), at a price per share of $12.50, net to the seller in cash, without interest (such amount, the "Offer Price"), and subject to any required withholding of taxes. The offer is initially scheduled to expire at 12:00 midnight, New York City time, on March 13, 2014 (which is the end of the day on March 13, 2014), subject to extension in certain circumstances as required or permitted by the Merger Agreement.

        The offer is subject to the satisfaction or waiver of certain conditions, including that a majority of the Shares are tendered and that certain regulatory approvals be obtained. Upon completion of the offer, Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of DSAC. At the effective time of the merger, each outstanding Share (other than Shares (i) owned by the Company, DSAC or Purchaser immediately prior to the effective time, (ii) Shares owned by any subsidiary of Accelrys or DSAC (other than Purchaser) or (iii) by stockholders who have validly exercised their appraisal rights under Delaware law) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price.

        After careful consideration, the Company's Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, the Company and its stockholders and approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the offer and the merger. Accordingly, the Board unanimously recommends that the Company's stockholders accept the offer and tender their Shares in the offer.

        In arriving at its recommendation, the Board carefully considered various factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of Purchaser's Offer to Purchase, dated February 13, 2014, and related tender offer materials, including a letter of transmittal for use in tendering your Shares. We urge you to read the enclosed materials carefully.

Sincerely,

Max Carnecchia
President & Chief Executive Officer

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  Exhibit (a)(2)(A)